Filed by: VMware, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: EMC Corporation

Subject Company’s Commission File No.:001-09853

On July 24, 2007, the following communication was sent via email to eligible employees of VMware, Inc. (“VMware”) in connection with EMC Corporation’s (“EMC”) and VMware’s offer to exchange certain outstanding options to purchase shares of EMC’s common stock for options to purchase shares of VMware’s Class A common stock and certain outstanding restricted stock of EMC for restricted Class A common stock of VMware.

TO:

VMware has amended the Prospectus—Offer to Exchange relating to the exchange offer for certain EMC options and restricted stock. Changes from the Prospectus—Offer to Exchange previously distributed to you relate primarily to information concerning VMware and do not impact the duration of the Offer or the calculation of the Exchange Ratio. The revised Prospectus—Offer to Exchange, which you are urged to read in its entirety, has been posted to the online Election Site for the EMC-VMware Exchange Program at the top of the Documents List page.

We would like to remind you that if you are eligible and decide to participate in the Exchange Program, you must make your election(s) before the offer expires at 11:00 a.m. Pacific Time on August 6th, 2007 (unless the offer is extended). We urge you to allot yourself ample time to familiarize yourself with the site, the offering materials, and the process for making your election(s).

The original e-mail distributed several weeks ago to launch the Exchange Program is provided again below for your reference, including your personal identification number (PIN) for the Election Site and Mellon Investor Services contact information.

Please do not reply to this automated e-mail message. If you have a question or need a copy of the offering documents, please call Mellon Investor Services at the numbers listed below.

Sent: Monday, July 09, 2007

Subject: EMC-VMware Exchange Program Launch and Election Website

As Diane Greene recently announced, VMware and EMC are launching the stock option and restricted stock Exchange Program for eligible VMware employees, effective today, Monday, July 9th, 2007.

The EMC-VMware Exchange Program is a one-time offer for eligible employees to voluntarily exchange EMC Options and Restricted Stock for VMware Options and Restricted Stock respectively. If you are eligible and decide to participate in the Exchange Program, you must make your election(s) before the offer expires at 11:00 a.m. Pacific Time on August 6th, 2007 (unless the offer is extended).

The online Election Site for the EMC-VMware Exchange Program is available at: https://www.corp-action.net/vmware. For security purposes, you will need to supply your 6-digit employee identification number (i.e., the same ID for your UBS account, including a leading 0) and the following personal identification number (PIN) that has been assigned to you:

Your PIN is:

After logging into the Election Site, you can follow the instructions to provide your consent to use the electronic website, review and download the offering materials, review a summary of your option and stock grants that are eligible for exchange, and submit any election(s) for exchange that you decide to make. You can visit the website and edit your election(s) as often as you want during the offer period; however, your final election(s) must be submitted before the offer expiration.

While you have until the offer expiration to submit your election(s), we urge you to allot yourself ample time to familiarize yourself with the site, the offering materials, and the process for making your election(s). If you decide not to participate in the Exchange Program, you do not need to do anything further at this time.

If you have questions, please call Mellon Investor Services (“Mellon”), the information and exchange agent for this program, at the contact numbers listed below.

Please do not reply to this automated e-mail message. If you have a question, please call us at the numbers listed below.

Mellon Investor Services

Customer Service Representatives are available Monday through Friday

5:00 a.m. to 4:00 p.m. Pacific Time

888-313-1479 from within the U.S.

201-680-6672 from outside the U.S.